Koppers Inc.

436 Seventh Avenue

Pittsburgh, PA 15219

May 12, 2010

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-4631

Re:	Koppers Inc.

Registration Statement on Form S-4/A

Filed May 10, 2010

File No. 333-165108

Dear Mr. Ingram:

In connection with the above-referenced Registration Statement on Form S-4/A as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, the staff of the SEC has requested Koppers Inc. (the “Company”) to provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended.

The Company hereby acknowledges that it is aware of its obligations under Rule 14(e)-1(a) to keep the exchange offer open for at least 20 business days. The Company further hereby confirms that it intends to have the exchange offer expire at 5:00 p.m. on the 21st business day during which the exchange offer is open.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412-227-2889).

Sincerely,

/s/ Steven R. Lacy, Esq.
Steven R. Lacy, Esq.
Senior Vice President, Administration, General Counsel and Secretary
Koppers Inc.